Exhibit 99.2

CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Alex Ovadia and Mira Rosenzweig, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 2.40 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2021 Annual General Meeting of Shareholders of the Company to be held on Thursday, December 2, 2021, at 4:00 p.m. (Israel time) at the offices of the Company, the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for the 2021 Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST ON ITEMS 3A AND 3B SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS IT HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHECK-CAP LTD.

DECEMBER 2, 2021

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EACH OF THE OTHER ITEMS SET FORTH BELOW.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To re-elect all five directors to serve as members of the Board of Directors of the Company, until the next annual general meeting of shareholders and until their respective successors are duly elected.

	FOR	AGAINST	ABSTAIN
Steven Hanley	☐	☐	☐
Clara Ezed	☐	☐	☐
Dr. Mary Jo Gorman	☐	☐	☐
XiangQian (XQ) Lin	☐	☐	☐
Yuval Yanai	☐	☐	☐

2.	To approve the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3A.	To approve amended annual bonus terms for Mr. Alex Ovadia.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3A? (Please note: if you do not tick one of the boxes below, your shares will not be voted on Proposal 3A)

I do NOT have a personal interest	☐
I have a personal interest	☐

3B.	To approve a one-time award of options to Alex Ovadia, the Chief Executive Officer of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3B? (Please note: if you do not tick one of the boxes below, your shares will not be voted on Proposal 3B)

I do NOT have a personal interest	☐
I have a personal interest	☐

4.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent auditor of the Company for the year ending December 31, 2021 and for such additional period until the next annual general meeting of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder ____________________ Date ___________ Signature of Shareholder____________________ Date ____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.